T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

January 22, 2021

VIA EDGAR AND FEDEX OVERNIGHT

Ronald Alper
Division of Corporation Finance
Office of Real Estate and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Trilogy Multifamily Income & Growth Holdings I, LLC
Offering Statement on Form 1-A
Filed October 2, 2020
File No. 024-11333

Dear Mr. Alper:

This letter is submitted on behalf of Trilogy Multifamily Income & Growth Holdings I, LLC, a Delaware limited liability company (the “Issuer”). I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated January 19, 2021 (the “Comment Letter”) to the Issuer’s Offering Statement on Form 1-A filed on October 2, 2020 (the “Offering Statement”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of the Third Amendment of the Offering Statement (the “Third Amendment”) for the purpose of updating and revising certain information in the Offering Statement.

For ease of reference, the Staff’s comment contained in the Comment Letter is reprinted below in bold and is followed by the corresponding response of the Issuer.

1.
We note that you have removed references in the offering statement to a minimum offering amount. Please tell us whether that changes the response you provided to comment 4 in our letter dated October 29, 2020.

Issuer’s Response: The Company’s removal of the minimum offering amount does not change its response to comment 4 of the above referenced comment letter as such response related to the mechanics of the closings in the Offering. The only change to the Company’s response is the Company will immediately commence closings on any subscriptions received for Bonds in the Offering upon the qualification of the Offering Statement rather than delay closings until the minimum offering contingency is achieved. Please see the Issuer’s revised disclosure on page 1 of the Third Amendment for clarification on the closing mechanics of the Offering.

The Issuer respectfully believes that the information contained herein is responsive to the Comment Letter received from the Staff. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James, Esq.

cc:
Matthew Leiter (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

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